Issuer Free Writing Prospectus filed

pursuant to Rule 433

supplementing the Prospectus

dated June 30, 2011

Registration No. 333-173195

Unilife Corporation has filed a registration statement (Registration Statement number 333-173195) (including a prospectus) with the SEC for this offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC that are incorporated by reference in this prospectus for more complete information about the Unilife Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Unilife Corporation will arrange to send you the prospectus if you request it by calling 717-384-3400

Earnings Release to be Issued February 11, 2013:

Unilife Corporation Announces Financial Results

For Fiscal Year 2013 Second Quarter

York, PA (February 11, 2013) Unilife Corporation (“Unilife” or “Company”) (NASDAQ: UNIS; ASX: UNS), a developer and supplier of injectable drug delivery systems, today announced its financial results for the quarter ended December 31, 2012, (the second quarter of Fiscal Year 2013).

Highlights for the Fiscal Year 2013 Second Quarter:

•

In November 2012, Unilife announced that its platform of bolus injection devices had been selected by a global pharmaceutical company to enter a final stage of evaluation as its preferred choice for use in a multi-drug program. Unilife’s bolus injectors have also been selected by many other pharmaceutical companies for targeted use with late-stage pipeline drugs. Negotiations for agreements are underway in each case.

•

In December 2012, Unilife announced that a U.S. based pharmaceutical company has commenced stability and evaluation studies of the Unifill® syringe for use with multiple injectable drugs. The target drugs, which include both pipeline drugs as well as commercially approved drugs that will benefit from lifecycle extension, are high-value therapeutics for chronic diseases and require periodic injections.

•

Unilife continued to supply initial batches of Unifill syringes to many pharmaceutical companies that are in various stages of evaluating its use for a range of approved and late-stage pipeline drugs. In addition to prospective supply and clinical development contracts, we expect other customers to enter their drugs into stability studies with Unifill this calendar year.

•

Unilife announced the development of its Depot-Ject™ and Unilife Ocu-Ject™ platforms for the targeted delivery of drugs to specific regions of the body such as the eye. These high-precision drug delivery platforms are now being pursued by multiple interested parties.

•

The RITA™ disposable auto-injectors and LISA™ reusable auto-injectors were supplied to a number of pharmaceutical companies for evaluation and user studies. Unilife has been advised that these evaluations are progressing favorably.

Unilife Corporation

250 Cross Farm Lane, York, PA 17406     T + 1 717 384 3400    F + 717 384 3401    E info@unilife.com    W www.unilife.com

•

The Unilife EZMix™ drug reconstitution system was selected by a pharmaceutical company for use with a late-stage pipeline drug. Negotiations for an EZMix supply contract with this company are underway.

•

In October 2012, Unilife expanded its commercial development team with the appointment of Douglas Stout, Derek Giersch, Joseph Crusco as Senior Directors of Commercial Development, and Jashin Gugnani as Director of Commercial Development. To support accelerating customer demand, Unilife has further expanded its commercial team of world-class industry experts with the appointment of Glenn Thorpe to the position of Vice-President of Commercial Development. Mr. Thorpe joins Unilife from West Pharmaceutical Systems where he was Vice-President of Strategic Market Development and Vice-President and General Manager for Injection Systems. Prior to West, Glenn was at BD Pharmaceutical Systems for over a decade, where he held various commercial roles with increasing levels of responsibility.

“During the quarter, we were pleased to provide shareholders with greater insight into the size and scope of our commercial pipeline,” stated Mr. Alan Shortall, CEO of Unilife. “Out of 31 active programs selected from our deep and rapidly expanding commercial pipeline, we expect several to generate initial revenues during calendar year 2013. Given the size and long-term nature of many of these prospective agreements, we are confident they will underpin our future success.

“Over the last few weeks, we raised approximately $13.4 million in net equity capital, which has strengthened our balance sheet as we look to finalize agreements for several commercial supply contracts and clinical development agreements. We are also working to conclude discussions with U.S. institutions to secure long-term debt financing that will support the Company’s operational activities and minimize dilution for the foreseeable future,” Mr. Shortall concluded.

Financial Results for Three Months Ended December 31, 2012

Revenues for the three months ended December 31, 2012, were $0.7 million compared to $0.9 million for the same period in 2011. The Company’s net loss for the three months ended December 31, 2012, was $14.6 million, or $0.19 per share, compared to a net loss of $12.9 million, or $0.19 per share, for the same period in 2011. The increase in the net loss was primarily attributable to the decrease in revenue and an increase in non-cash share-based compensation expenses.

Adjusted net loss for the three months ended December 31, 2012, was $9.7 million, or $0.12 per share, compared to $9.6 million, or $0.14 per share, for the same period in 2011. Adjusted net loss excludes non-cash share-based compensation expense, depreciation and amortization and interest expense.

Unilife had $8.3 million of total cash, including restricted cash, as of December 31, 2012, which does not reflect the $3.8 million in net proceeds the Company received from the implementation of its At-the-Market (ATM) facility with Cantor Fitzgerald in January 2013; or the $9.6 million in net proceeds the Company received from a common stock offering with a U.S. based institutional investor in February 2013.

Conference Call Information

Management has scheduled a conference call for 4:30 p.m. U.S. EST on Monday, February 11, 2013 (Tuesday, February 12, 2013 at 8:30 a.m. AEDT), to review the Company’s financial results, market trends and future outlook. The conference call and accompanying slide presentation will be broadcast over the Internet as a “live” listen only Webcast. An archive of the presentation and webcast will be available for 30 days after the call. To listen, please go to: http://ir.unilife.com/events.cfm.

About Unilife Corporation

Unilife Corporation (NASDAQ:UNIS / ASX: UNS) is a U.S. based developer and commercial supplier of injectable drug delivery systems. Unilife’s broad portfolio of proprietary device technologies includes prefilled syringes with automatic needle retraction, drug reconstitution delivery systems, auto-injectors, long-duration subcutaneous pump delivery systems and targeted delivery systems. Each of these innovative and highly differentiated device platforms can be customized by Unilife to address specific customer, drug and patient requirements. Unilife’s global headquarters and state-of-the-art manufacturing facilities are located in York, PA. For more information, please visit www.unilife.com or download the Unilife IRapp on your iPhone, iPad or Android device.

Forward-Looking Statements

This press release contains forward-looking statements. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. These forward-looking statements are based on management’s beliefs and assumptions and on information currently available to our management. Our management believes that these forward-looking statements are reasonable as and when made. However, you should not place undue reliance on any such forward-looking statements because such statements speak only as of the date when made. We do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results, events and developments to differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, but are not limited to, those described in “Item 1A. Risk Factors” and elsewhere in our Annual Report on Form 10-K and those described from time to time in other reports which we file with the Securities and Exchange Commission.

Non-GAAP Financial Measures

U.S. securities laws require that when we publish any non-GAAP financial measure, we disclose the reason for using the non-GAAP measure and provide reconciliation to the most directly comparable GAAP measure. The presentation of adjusted net income (loss) and adjusted net income (loss) per share are non-GAAP measures. Adjusted net income (loss) represents net income (loss) calculated in accordance with U.S. GAAP as adjusted for the impact of share-based compensation expense, depreciation and amortization and interest expense.

Management believes the presentation of adjusted net income (loss) and adjusted net income (loss) per share provides useful information because these measures enhance its own evaluation, as well as investor’s understanding, of the Company’s core operating and financial results. Non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. A reconciliation of net income (loss) to adjusted net income (loss) is included in the attached table.

General: UNIS-G

Investor Contacts (US):	Analyst Enquiries	Investor Contacts (Australia)

Todd Fromer / Garth Russell	Lynn Pieper	Jeff Carter

KCSA Strategic Communications	Westwicke Partners	Unilife Corporation

P: + 1 212-682-6300	P: + 1 415-202-5678	P: + 61 2 8346 6500

(Tables Below)

UNILIFE CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

(unaudited)

	December 31, 2012	June 30, 2012
	(in thousands, except share data)
Assets
Current Assets:
Cash and cash equivalents	$5,914	$11,410
Restricted cash	2,400	2,400
Accounts receivable	104	1,042
Inventories	156	212
Prepaid expenses and other current assets	714	676

Total current assets	9,288	15,740
Property, plant and equipment, net	51,375	52,514
Goodwill	12,993	12,734
Intangible assets, net	31	34
Other assets	1,275	1,286

Total assets	$74,962	$82,308

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$1,845	$2,399
Accrued expenses	2,430	2,209
Current portion of long-term debt	5,804	5,655
Deferred revenue	2,649	2,595

Total current liabilities	12,728	12,858
Long-term debt, less current portion	20,615	23,110
Deferred revenue	1,374	2,595

Total liabilities	34,717	38,563

Stockholders’ Equity:
Preferred stock, $0.01 par value, 50,000,000 shares authorized as of December 31, 2012; none issued or outstanding as of December 31, 2012 and June 30, 2012	—	—
Common stock, $0.01 par value, 250,000,000 shares authorized as of December 31, 2012; 83,288,081 and 75,849,439 shares issued, and 83,259,411 and 75,820,769 shares outstanding as of December 31, 2012 and June 30, 2012, respectively	833	758
Additional paid-in-capital	235,720	212,326
Accumulated deficit	(199,771)	(172,634)
Accumulated other comprehensive income	3,603	3,435
Treasury stock, at cost, 28,670 shares as of December 31, 2012 and June 30, 2012	(140)	(140)

Total stockholders’ equity	40,245	43,745

Total liabilities and stockholders’ equity	$74,962	$82,308

UNILIFE CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

(unaudited)

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2012	2011	2012	2011
	(in thousands, except per share data)
Revenues:
Industrialization and development fees	$—	$249	$—	$1,689
Licensing fees	663	646	1,326	1,318
Product sales and other	36	17	65	35

Total revenues	699	912	1,391	3,042
Cost of product sales	22	16	81	90

Gross profit	677	896	1,310	2,952

Operating expenses:
Research and development	4,994	5,262	9,732	9,560
Selling, general and administrative	8,327	6,712	14,904	12,895
Depreciation and amortization	1,365	1,157	2,588	2,150

Total operating expenses	14,686	13,131	27,224	24,605

Operating loss	(14,009)	(12,235)	(25,914)	(21,653)
Interest expense	645	639	1,261	922
Interest income	(14)	(26)	(38)	(56)
Other expense, net	—	2	—	36

Net loss	$(14,640)	$(12,850)	$(27,137)	$(22,555)

Net loss per share:
Basic and diluted net loss per share	$(0.19)	$(0.19)	$(0.35)	$(0.35)

UNILIFE CORPORATION AND SUBSIDIARIES

Reconciliation of Non-GAAP Measure

(unaudited)

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2012	2011	2012	2011
	(in thousands, except per share data)
Net loss	$(14,640)	$(12,850)	$(27,137)	$(22,555)
Share-based compensation expense	2,963	1,485	4,518	3,385
Depreciation and amortization	1,365	1,157	2,588	2,150
Interest expense	645	639	1,261	922

Adjusted net loss	$(9,667)	$(9,569)	$(18,770)	$(16,098)

Adjusted net loss per share – diluted	$(0.12)	$(0.14)	$(0.24)	$(0.25)

# # #

Stockholder letter furnished to the SEC on January 31, 2013:

January 31, 2013

Dear Fellow Shareholders

We look forward to finalizing negotiations with multiple pharmaceutical companies for a series of contracts throughout 2013. Given the large size and long-term nature of many of these prospective agreements, we are confident they will underpin our future success. Out of 31 active programs recently selected from our commercial pipeline (see next page), we expect a dozen or more to generate initial upfront revenues during 2013. As an indication of the rapid progress being made across our broad device portfolio, I am pleased to advise that:

•

Unifill® syringes are being supplied to many pharmaceutical companies that are in various stages of evaluating its use for a range of approved and late-stage pipeline drugs. In addition to prospective supply contracts, we expect many other drugs will also enter into stability studies with Unifill this year.

•	Our RITA™ disposable and LISA™ reusable auto-injectors have been supplied to a number of pharmaceutical companies for evaluation and user studies, which we are advised are progressing favorably.

•

Our EZMix™ drug reconstitution system was recently selected by a pharmaceutical company for use with a late-stage pipeline drug. Negotiations for an EZMix supply contract with this company are underway.

•

Our bolus injectors (also known as patch pumps) have been selected by multiple pharmaceutical companies for targeted use with late-stage pipeline drugs. Negotiations for agreements are underway in each case.

•	Our Depot-ject™ and Ocu-ject™ devices for organ delivery are also being pursued by multiple companies.

Due to the strong relationships we have established with more than 40 new and prospective customers, including many of the 20 largest pharmaceutical companies in the world, we believe that these prospective agreements in 2013 will simply pave the way for even greater things to come. Most of these pharmaceutical companies have advised that they are targeting our devices for use with multiple approved and late-stage pipeline drugs. As each of these target drugs reaches peak annual commercial sales in future years, we expect to have a series of long-term contracts that will collectively generate recurring, potential revenues in excess of $1 billion a year with attractive operating margins. Our commercial pipeline continues to diversify beyond these active programs, with additional evaluations commencing with ten prospective new customers this month alone.

To maximize the value of these and other emerging opportunities, we are continuing to invest in R&D, production infrastructure and world-class personnel. While these upfront activities have naturally led to an increase in short-term capital requirements, I expect they will deliver a substantial return on investment over the next few years.

As one of Unilife’s largest shareholders, I can assure you that we are diligently working to extend every dollar of capital. In anticipation of formalizing many of these lucrative revenue-generating opportunities in the near-term, we are evaluating a number of favorable funding options that will strengthen our balance sheet and minimize any future dilution. As part of this process, I can advise that we are finalizing term sheets with a number of financial institutions that will allow us to borrow sufficient cash to maintain business operations and minimize dilution for the foreseeable future. This debt financing will be repaid gradually to the lenders over a number of years from a portion of the accelerating revenues generated from device sales, exclusivity fees and other opportunities.

During this period where we have been negotiating terms with several interested financial institutions, there was strategic benefit in activating the “At-the-Market” (ATM) facility with Cantor Fitzgerald. In recent days and under our control, the ATM has been used during favorable trading periods to issue $3.85 million of stock to institutions. The Appendix 3B filed today reflects this strategic use of the ATM, which represents minimal dilution of under 2% of registered shares outstanding. As we finalize a favorable funding program that will support us in building strong shareholder value, I can advise that there are no immediate plans to use the ATM again in the foreseeable future.

I am very excited by the progress that is now being made across all business fronts. I look forward to keeping you apprised of upcoming customer agreements as they materialize through 2013.

Yours sincerely

Alan Shortall, CEO

A Selection of Active Programs from the Unilife Commercial Pipeline

For a full overview of the Unilife commercial pipeline, please view the CEO speech and presentation from the 2012 Annual General Meeting that is available at http://ir.unilife.com/events.cfm

	Platform	Target Drug Status	Next Value Event	Peak Target Sales $MM	First Target Revenues	Target Launch
1	Prefilled syringes	Approved	Commercial Supply Contract	$70	2013	2014
2	Prefilled syringes	Late-stage	Clinical Development Contract	$50	2013	2016
3	Prefilled syringes	Approved	Clinical Development Contract	$50	2013	2016
4	Prefilled syringes	Approved	Commercial Supply Contract	$36	2013	2015
5	Prefilled syringes	Late-stage	Clinical Development Contract	$20	2013	2015
6	Prefilled syringes	Approved	Regulatory submission	$15	2013	2014
7	Prefilled syringes	Late-stage	Clinical Development Contract	$35	2014	2016
8	Prefilled syringes	Late-stage	Clinical Development Contract	$25	2014	2015
9	Prefilled syringes	Late-stage	Clinical Development Contract	$20	2014	2016
10	Prefilled syringes	Late-stage	Clinical Development Contract	$15	2014	2016
11	Prefilled syringes	Approved	Clinical Development Contract	$15	2014	2016
12	Bolus injection devices	Late-stage	Clinical Development Contract	$45	2013	2016
13	Bolus injection devices	Late-stage	Clinical Development Contract	$45	2013	2016

14	Bolus injection devices	Approved	Human Clinical Drug Trial	$70	2013	2015
15	Bolus injection devices	Late-stage	Clinical Development Contract	$75	2013	2015
16	Bolus injection devices	Late-stage	Clinical Development Contract	$10	2014	2016
17	Bolus injection devices	Late-stage	Clinical Development Contract	$30	2014	2017
18	Bolus injection devices	Late-stage	Clinical Development Contract	$50	2014	2016
19	Bolus injection devices	Late-stage	Clinical Development Contract	$50	2015	2017
20	Auto-injector	Late-stage	Clinical Development Contract	$20	2013	2015
21	Auto-injector	Approved	Commercial Supply Contract	$15	2014	2015
22	Auto-injector	Late-stage	Clinical Development Contract	$30	2014	2016
23	Drug Reconstitution	Late-stage	Clinical Development Contract	$20	2013	2015
24	Drug Reconstitution	Late-stage	Clinical Development Contract	$20	2014	2017
25	Drug Reconstitution	Late-stage	Clinical Development Contract	$20	2014	2017
26	Drug Reconstitution	Late-stage	Clinical Development Contract	$25	2014	2016
27	Drug Reconstitution	Late-stage	Clinical Development Contract	$35	2014	2016
28	Targeted Delivery	Late-stage	Clinical Development Contract	$20	2013	2015
29	Targeted Delivery	Early stage	Clinical Development Contract	$75	2013	2017
30	Targeted Delivery	Late-stage	Clinical Development Contract	$5	2014	2016
31	Targeted Delivery	Late-stage	Clinical Development Contract	$20	2014	2016

				$1,031

Forward-Looking Statements

This letter contains forward-looking statements. All statements that address our commercial pipeline, including contract negotiations and customer prospects, company funding options, investing activities, future operating performance, and other events or developments that we expect or anticipate will occur in the future are forward-looking statements. These forward-looking statements are based on management’s beliefs and assumptions and on information currently available to our management. Our management believes that these forward-looking statements are reasonable as and when made. However, you should not place undue reliance on any such forward-looking statements because such statements speak only as of the date when made. We do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results, events and developments to differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, but are not limited to, those described in “Item 1A. Risk Factors” and elsewhere in our Annual Report on Form 10-K and those described from time to time in other reports filed with the U.S. Securities and Exchange Commission.